June 18, 2007

Jill Davis
Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Ridgewood Energy S Fund, LLC
Ridgewood Energy T Fund, LLC
Ridgewood Energy U Fund, LLC
Registration Statements on Form 10
Filed April 24, 2007, April 25, 2007 and April 26, 2007 respectively
File No’s 0-52576, 0-52578, and 0-52583 respectively

Dear Ms. Davis:

Ridgewood Energy Corporation (“Ridgewood”), the manager of Ridgewood Energy S Fund, LLC (the “S Fund”), Ridgewood Energy T Fund, LLC (the “T Fund”),  and Ridgewood Energy U Fund, LLC (the “U Fund”) submits this response to the May 24, 2007 comment letter from the Securities and Exchange Commission (“SEC” or “Commission”) regarding the above referenced amended filings (the “Comment Letter”). As the Funds’ shares are not traded and investment in the Funds is not based on the Funds’ SEC filings, the Funds propose to correct future filings for any omissions or inadequate disclosures noted below.

Ridgewood Energy S and T Fund LLC

Form 10
Business
Oil and Natural Gas Agreements

1)

SEC Comment:     You explain that none of the Fund’s projects are producing, and therefore, you have no agreements for the sale or transportation of oil and gas that may be produced.  However, you further explain that oil and natural gas from your other projects will be marketed in a similar fashion.  As it appears that you are not currently marketing any production from these funds’, please revise the disclosure to clarify how your oil and natural gas from future projects will be marketed in a similar fashion.

Ridgewood Response: The Funds will revise their disclosures in future filings in the absence of producing properties as follows:

“ The Manager believes however, that it is likely that oil and natural gas from the Fund’s projects, once producing, will have access to pipeline transportation and will be marketed and sold through a third party.”

Ridgewood Energy S, T. and U Fund, LLC

Form 10
General

2)

SEC Comment:     Please note that your Form 10 registration statement will become automatically effective 60 days from the date of the first filing with Edgar.  Refer to Section 12(g) (1) of the Securities Exchange Act of 1934.  Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934.

Ridgewood Response:  The Funds are currently in the process of preparing their respective first quarter 2007 Form 10-Q’s, which are expected to be filed no later than 60 days from the dates the Form 10’s were filed.  The Funds expect to file their respective Form 10-Q’s on or about June 22, 2007.

Business Strategy

3)

SEC Comment:     We note your disclosure that “when performing due diligence with respect to a project, the Fund must rely on the independent reservoir engineers which are hired and paid, in most cases by the operator.  The Fund does engage certain consultants to examine and review such reserve estimates and seismic information on its behalf.” Please disclose the name of the consultants that you engage. Refer to Instruction 4: B of Item 102 of Regulation S-K.

Ridgewood Response:  Item 102 4.B of Regulation S-K states that if the estimates of reserves, or any estimated valuation thereof, are represented as being based on estimates prepared or reviewed by independent consultants, those independent consultants shall be named in the document. For the year ended December 31, 2006, the period covered by the Funds’ filed Form 10’s, there are no reserve estimates as the properties were deemed unsuccessful.  Therefore, the Funds have not engaged petroleum engineers.  In future filings, when the Funds’ projects have proved reserves, the Funds will disclose the name of its petroleum engineers.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates
Proved Reserves

4)

SEC Comment:     Within your discussion you state that your reserves are “fully engineered on an annual basis by independent petroleum engineers.”  Please revise your disclosures to clearly explain what is meant by the term “fully engineered”.

Ridgewood Response:     Independent petroleum engineers are engaged to perform a comprehensive study of the Funds’ properties to determine the quantities of reserves and the period over which such reserves will be recoverable. In future SEC filings, the Funds will revise the disclosure to state:

“Annually, the Fund engages independent petroleum engineers to perform a comprehensive study of the Fund’s properties to determine the quantities of reserves and the period over which such reserves will be recoverable.”

Statements of Cash Flows, page F-6

5)

SEC Comment:     Within the reconciliation of net income to net cash provided by (used in) operating activities, you include amounts identified as Dry-hole costs.  Please tell us what types of costs are included in this line item, and why they are presented as a non-cash reconciling item.  Refer to Item F.8 (b) of Division of Corporation Finance:  Frequently Requested Accounting and Financial Reporting Interpretations and Guidance, March 31, 2001 at:

http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm//P374_86706

Ridgewood Response:     The Funds account for their properties in accordance with the successful efforts method of accounting for oil and gas producing activities as allowed by SFAS 19.  Dry-hole costs represent the expense associated with the previously capitalized property acquisition costs, which are determined to be unsuccessful and which are investing cash outflows when incurred.  When a well is deemed not successful, these amounts are expensed as dry-hole costs.  These costs are presented on the cash flow statement as a non-cash reconciling item as the these dry hole costs are recognized in net income but do not have a corresponding cash impact (the cash outflow within the Fund’s investing activities is at the time of cash expenditure).

6)

SEC Comment:     We also note a line item within your calculation of cash provided by (used in) investing activities of Capital expenditures for unsuccessful properties.  Please tell us what types of costs are included in this line item, and why such costs are presented within cash flows from investing activities.

Ridgewood Response:  The Funds classified on their cash flow statements two lines for property acquisition costs, successful and unsuccessful, with unsuccessful property acquisition costs representing cash expenditures for properties that ultimately became dry holes.  The Funds presented the amounts separately to provide readers with detailed information related to cash expenditures for properties that ultimately were determined to be unsuccessful.  In future filings, including the March 31, 2007 Form 10-Q’s, the Funds will present property acquisition costs within a single line item.

                    Attached as Exhibit A is a written statement from Ridgewood to the Commission acknowledging that (i) Ridgewood is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and (iii) Ridgewood may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                    In the event that you have any question or comments, please feel free to contact me at (201) 447-9000.  Thank you.

Very truly yours,

/s/ Daniel V. Gulino

Daniel V. Gulino

Exhibit A

WRITTEN STATEMENT OF
RIDGEWOOD ENERGY S FUND, LLC,
RIDGEWOOD ENERGY T FUND, LLC, and
RIDGEWOOD ENERGY U FUND, LLC

          In connection with the response of Ridgewood Energy S Fund, LLC, Ridgewood Energy T Fund, LLC, and Ridgewood Energy U Fund, LLC (collectively the “Funds”), to the letter from the Securities and Exchange Commission (the “Commission”), dated May 24, 2007, acknowledge as follows:

•	The Funds are responsible for the adequacy and accuracy of the disclosures in each of their respective filings of their amended registration statement on Form 10.

•

Comments from the Commission’s staff or changes in the disclosures made on the amended registration statements in response to staff’s comments do not foreclose the Commission from taking any action with respect to the filings.

•	The Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Acknowledged this 18th day of June, 2007.

RIDGEWOOD ENERGY S FUND, LLC

By:	/s/ Daniel V. Gulino

Name:	Daniel V. Gulino
Title:	Senior Vice President and General Counsel

RIDGEWOOD ENERGY T FUND, LLC

By:	/s/ Daniel V. Gulino

Name:	Daniel V. Gulino
Title:	Senior Vice President and General Counsel

RIDGEWOOD ENERGY U FUND, LLC

By:	/s/ Daniel V. Gulino

Name:	Daniel V. Gulino
Title:	Senior Vice President and General Counsel